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                                  May 29, 1998

                                                     VIA EDGAR
                                                     ---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Withdrawal of Post-Effective Amendment filed for Guaranty Bancshares, Inc. (the "Company"), File No. 333-48959

Ladies and Gentlemen:

The purpose of this letter is to request withdrawal of Post-Effective Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form S-1. The purpose of the Amendment was to increase the number of shares to be offered by the Company from 350,000 to 365,000. It was later decided that the offering would remain at 350,000 shares and, therefore, the Amendment is unnecessary.

Thank you for your assistance. Should you have any questions, please contact me at (713) 221-1576 or Duncan W. Stewart at (713) 221-1115.

                              Very truly yours,

                              Bracewell & Patterson, L.L.P.


                              /s/ Charlotte M. Rasche
                              --------------------------------
                              Charlotte M. Rasche

/cmr



cc:  Mr. Devry Garrett
     Guaranty Bancshares, Inc.
     100 West Arkansas
     Mount Pleasant, Texas 75456

     Mr. William T. Luedke IV
     Bracewell & Patterson, L.L.P.